20% Discount for 14 Days

Citadel North

Welcome to a groundbreaking opportunity to redefine emergency response with Citadel North, where state of the art drone technology meets swift action to save lives and property. Citadel North is poised to transform the landscape of emergency services across the United States by pulling advanced, on ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Citadel North Crowdfunding Campaign

Raised $0

Days Left 155

Launch — $9,999.6 Min — $1,200,000 Max

Overview | Team | About | Communication Channel | Updates

Business Description

Innovative Technology at the Forefront

Citadel North was founded by US military veterans who bring over 15 years of technology experience and a personal dedication as fathers to the safety and security of communities. Motivated by a desire to improve responses to emergencies, crisis, and unforeseen scenarios that affect our families and friends, Citadel North harnesses, cutting edge, drone technology, to provide rapid, on demand emergency response services. Their drones, equipped with interchangeable payload, are stationed on site for immediate deployment, ensuring that every community has instant access to emergency assistance. Operated remotely from their command centers, these drones work alongside traditional emergency services to enhance safety and response effectiveness, transforming the landscape of emergency services across the United States by delivering solutions that are not only swift, but deeply personal and driven by a commitment to protect and save lives.



DEPLOYING TOMORROW'S
SAFETY TODAY
Faster Response,
Safer Communities

Security Type:

Equity Security

Price Per Share

$1.20

Shares For Sale

1,000,000

Post Money Valuation:

$10,200,000

Investment Bonuses!

Time-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

Super Early Bird Bonus: Invest within the first 2 weeks of this Regulation Crowdfunding offering and receive a 20% discount on the share price.

Early Bird Bonus: Invest within the first 4 weeks of this Regulation Crowdfunding offering and receive a 10% discount on the share price.

Last Chance Bonus: Invest within the first 6 weeks of this Regulation Crowdfunding offering and receive a 5% discount on the share price.

Amount-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

Invest $2,500+: Receive 5% Bonus Shares.

Problem

The High Cost of Delay

Traditional emergency response methods are often slow, expensive, and inconsistent. Please responses to active shooter situations average around 15 minutes, while general emergency responses can take up to 10 minutes. Each minute of delay in emergencies like fires can cause $6000 in property damage, and the human causes incalculable. This efficiency highlights the urgent need for a faster solution.

OUR CURRENT SOLUTIONS ARE

SLOW

Average police response for an active shooter is 15 minutes

EXPENSIVE

Average police response for an active shooter is 15 minutes

HIGH RISK

The longer it takes to respond to a to an emergency, the more likely somebody will be hurt

NO STANDARD

No standard for fire response, only recommendations.

Solution

Multi-Role Capabilities

Citadel North EPSILON drones can be deployed within 30 seconds to handle emergencies, offering a significantly faster, more reliable response that saves lives and reduces costs. These drones can function as firefighters, medical assistance, or law enforcement support, bringing versatile, immediate assistance to critical situations. Their ability to quickly switch roles based on the emergency at hand, demonstrates their flexibility and efficiency.



PRODUCT
EPSILON

Invest $5,000+: Receive 10% Bonus Shares.

Invest $10,000+: Receive 15% Bonus Shares.

Invest $25,000+: Receive 20% Bonus Shares.

Invest $50,000+: Receive 25% Bonus Shares.

*Investors can only receive one (1) time-based incentive and one (1) amount-based incentive per investment.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

January 15, 2025

Minimum Investment Amount:

$300

Target Offering Range:

$9,999.6-$1,200,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission



RELIABLY FASTER | CONSISTENT CONTROL | SAVE LIVES & MONEY

Business Model

Scalability and Sustainability

Citadel North adopts a hardware as a service model. Clients lease drones annually within an optional monthly subscription that covers pilot services, maintenance, and real time data coordination. This model makes cutting edge, security and emergency response, accessible and cost-effective for all institutions, providing scalability as client needs grow.



HARDWARE LEASE
$15K/YEAR
One year lease for 1 Epsilons



OPERATOR SUBSCRIPTION
$500/MONTH

SUBSCRIPTION INCLUDES
- Trained operators to pilot Epsilons
- Maintenance
  Real time information
- coordination

Market Projection

Future Trends and Expansion Opportunities

The global market for emergency response drones is burgeoning, driven by advancements in drone technology and increasing adoption by emergency services. The market is projected to see substantial growth, particularly in heavy lift solutions and AI, enhanced operations, as drones become integral to emergency response strategies.



16
14

$15.47B

DRONE FIREFIGHTING
SCHOOL SECURITY



Competition

Direct Competition:

1. Sprinkler Industry – Currently Citadel North's biggest competition is the sprinkler industry or other fire suppression systems installed on location. While there have been recent intelligent features added to sprinklers in the past decade (in rack sprinklers for inventory, more sensors) it has remained relatively unchanged in the past several decades and is ripe for disruption. We have also considered us a great augmentation to sprinkler systems as well.

Citadel North Advantages:
– Cost: We have seen savings of up to 40% for a 50,000 square foot building and these savings can go up to 60% in favor of Citadel North technology compared to installing a new system.
– Targeted: CN's Epsilons can access areas sprinklers can't. In addition, Epsilons are specific where they discharge their payload and can target the fire at its source compared. This also reduced the amount of collateral damage for compared to sprinklers that spray entire areas.
– Integrations: CN operators coordinate with local emergency services from the beginning of the incident – feeding critical information as fire fighters and other local authorities are en route.

Indirect Competition:

2. Drone Manufacturers – Citadel North manufactures its drones in-house in order to keep costs down and tightly control quality. It is worth mentioning that other drone manufacturers could enter the same space Citadel North is operating in. However, the only manufacturer to announce any plans to do anything similar was Axon who abandoned plans several years ago.

3. Smart Detection Technologies – There are multiple companies such as Asylon, Indoor Robotics, and Flyability that conduct indoor inspection, detection, and information fusion. Citadel North mostly operates in the ability to take action in emergencies while overlapping with detection and information fusion. You can consider these companies to be indirect competitors but CN does operate in a completely different space (no pun intended).

Traction & Customers

Building Trust and Proving Value

Citadel North has initiated, partnerships and pilot programs with entities like radical and Owen J Roberts school district, demonstrating early success and market validation. Customer feedback has been overwhelmingly positive, emphasizing the urgent need for such technology in schools and other public venues.

————————



PROTOTYPE

PARTNERSHIPS

FIELD TESTING

PILOT PROGRAMS

"Why don't we have these in schools?"
— Trauma nurse who treated Columbine Victims

"No brainer."
— Pennsylvania Gov't Official

"Wish we had one or two of these when our barn burned down."
— Business Owner

Investors

Bootstrapped Since Inception

Citadel North is bootstrapped since inception, putting $55k toward materials, testing, attending conferences, and vendors. The team also received $1,250 for finishing first place in the WCU Big Idea Pitch Competition Alumni Track.

Terms

Up to $1,200,000 in Common Stock at $1.20 per share with a minimum target amount of $9,999.60.

Offering Minimum: $9,999.60 | 8,333 shares of Common Stock
Offering Maximum: $1,200,000 | 1,000,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.20 per Share
Minimum Investment Amount (per investor): $300

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $300. The Company must reach its Target Offering Amount of $9,999.60 by January 15, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.60 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview Team About Communication Channel Updates



Chris Zahuranec
CEO
Background
AI / Data Professional with 12 years of experience prior to founding Citadel North. Prior roles included Software Engineering Manager, General Manager of Research and Development, and Product Manager. Holds a Masters and Bachelors in Applied Mathematics. Includes six years of service in the Pennsylvania National Guard.



Dave Wilson
CTO
Background
Software Engineering Professional with over 14 years of experience. Has held multiple engineering roles up to and including Staff Software Engineer and Technical Lead. Holds a bachelor's in computer science.



Ira Burg
CSO
Background
Information Technology Professional with over 13 years of experience, specializing in IT Architect and Manager positions. Holds a bachelor's in information sciences. Also, served for seven years in Pennsylvania National Guard.

Overview Team About Communication Channel Updates

Company Name

Citadel North

Location

651 N Broad St, STE 205 #9073
Middletown, Delaware 19709

Number of Employees

3

Incorporation Type

C-Corp

State of Incorporation

DE

Date Founded

July 29, 2022



Company Website